							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Six Months Ended		Year Ended December 31,
	June 30,
	2013	2012	2012	2011	2010	20091	2008
Earnings:
Income (loss) from continuing operations before income taxes	$11,124	$11,548	$10,439	$6,716	$18,238	$18,518	$(4,572)
Equity in net income of affiliates included above	(403)	(355)	(752)	(784)	(762)	(734)	(819)
Fixed charges	2,426	2,539	4,943	4,900	4,786	5,071	4,943
Distributed income of equity affiliates	205	-	137	161	161	317	164
Interest	(140)	(130)	(263)	(162)	(772)	(740)	(659)

Earnings, as adjusted	$13,212	$13,602	$14,504	$10,831	$21,651	$22,432	$-

Fixed Charges:
Interest expense	$1,652	$1,800	$3,444	$3,535	$2,994	$3,368	$3,369
Interest capitalized	140	130	263	162	772	740	659
Dividends on preferred securities	-	-	-	-	-	-	4
Portion of rental expense representative of interest factor	634	609	1,236	1,203	1,020	963	911

Fixed Charges	$2,426	$2,539	$4,943	$4,900	$4,786	$5,071	$4,943

Ratio of Earnings to Fixed Charges	5.45	5.36	2.93	2.21	4.52	4.42	-

1Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.